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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 425


FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

Date of Report:  July 31, 2000

CONTACTS
for Curis, Inc.:              for Noonan / Russo Communications:
William B. Boni               Anthony Russo
(617) 876-0086, ext. 462      (212) 696-4455, ext. 202

                              Renee Connolly
                              (212) 696-4455, ext. 227

                    SHAREHOLDERS APPROVE CURIS, INC. MERGER

                       OF THREE BIOTECHNOLOGY COMPANIES

             Curis (Nasdaq: CRIS) to Begin Trading August 1, 2000,

 Creative BioMolecules (Nasdaq: CBMI) to Stop Trading 4:00 pm on July 31, 2000


CAMBRIDGE, MA, July 31, 2000 - A new biopharmaceutical company focused on regenerative medicine, Curis, Inc., began operations today following the approval of a merger by the shareholders of Creative BioMolecules, Inc. (formerly NASDAQ: CBMI) and two private companies, Ontogeny, Inc. and Reprogenesis, Inc. Curis is scheduled to begin trading under the symbol CRIS on the Nasdaq National Stock Market on August 1, 2000, and CreativeBiomolecules will no longer trade.

Following the merger, approximately 43 percent of the 25.9 million outstanding shares of Curis are held by the stockholders of Creative BioMolecules, approximately 38 percent by the

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stockholders of Ontogeny, Inc., and approximately 19 percent by the stockholders of Reprogenesis. Fully diluted shares of Curis number approximately 32 million.

On July 28, 2000, the closing price per share of Creative BioMolecules was $8.83. Based on that closing price and an exchange ratio of ten Creative BioMolecules shares into three Curis shares, the implied per share price of Curis is $29.43. However, the Company cannot provide any assurance or predict the actual trading price for Curis.



For illustrative purposes only, the following table offers a range of conversion prices based on the calculations above:

                  PRE-MERGER:           POST-MERGER:
            Creative Biomolecules        Curis, Inc
            ----------------------       ----------
                   $ 6.00                  $20.00
                   $ 8.00                  $26.67
                   $10.00                  $33.33
                   $12.00                  $40.00
                   $14.00                  $46.67

There can be no assurance that the stock will trade within this range.

Curis, Inc. is developing products based on technologies in the emerging field of regenerative medicine. The Company is combining insights gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to facilitate the development of new regenerative medicine therapies. For more information, please visit the Curis web site at http://www.curis.com.

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, and other risks and uncertainties associated with the biotechnology industry and mergers generally. For additional

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factors that could cause actual results to differ materially, please refer to the risk factors section of the Curis joint proxy statement/prospectus filed with the Securities and Exchange Commission on June 19, 2000.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on June 19, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Curis, Inc.

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